

May 7, 2020

Rick Bentley
Chief Executive Officer
Cloudastructure, Inc.
55 E 3rd Ave.
San Mateo CA 94401

      **Re: Cloudastructure, Inc.**
          **Offering Circular on Form 1-A**
          **Filed April 10, 2020**
          **File No. 024-11192**

Dear Mr. Bentley:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Preliminary Offering Circular Dated April 10, 2020

Risk Factors
"The Company has multiple notes outstanding beyond their stated maturity date.", page 10

1.     Please disclose in this risk factor the total amount due under the outstanding notes.

The Company's Business
Products and Services in Development, page 19

2.     Please revise to discuss the time frames and estimated costs related to the completion of your products and services in development.

Key Customers, page 21

3.     Please identify the major customer who accounted for 39% of your revenue in 2019 and disclose the material terms of any agreements or understanding with this customer. As

part of your response, tell us the percentage of revenue derived from the customer in 2018. In addition, file as exhibits any related contracts. Refer to Item 17(6)(b)(ii) of Form 1-A.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 23

4.	We note your disclosure on page 10 that if you sell the maximum number of units, you expect the net proceeds to fund your operations for at least 48 months. Please revise this section to disclose how long you expect your current capital will be able to fund operations and how long you will be able to continue to fund operations if you raise 25%, 50%, 75% or 100% of the maximum offering.

Directors, Executive Officers and Significant Employees, page 25

5.	Your website indicates that Rajeev Kak is your Chief Marketing Officer. Please disclose all executive officers and significant employees of the company. See Item 10 of Form 1-A.

Balance Sheets, page F-2

6.	We note that you have multiple issuances of promissory notes and convertible notes outstanding beyond their maturity dates and the holders of such debt may demand payment at any time. Revise your balance sheet classification of these notes to report them as a current liability or tell us why it is appropriate to not do so.

Statement of Operations, page F-3

7.	We note that you have been "primarily focused on research and development for the last two fiscal years". Tell us your consideration of the disclosure requirements of ASC 730-10-50 and whether or not your research and development expenses should be disclosed.

Recent Accounting Pronouncements, page F-8

8.	Please disclose when you intend to adopt those new and/or revised accounting standards whose adoption you have elected to defer.

Revenue Recognition, page F-8

9.	Please expand your disclosure and describe how you account for each material source of revenues: subscriptions, door and video services, and sales of controllers and recorders. Further, tell us why you have yet to implement the guidance of ASC 606 - Revenues from Contracts with Customers, which became effective for non-public companies for years beginning after December 15, 2018.

Notes to the Financial Statements
Note 4 - Convertible Notes, and Note 5 - Other Non-current Liabilities, page F-9

10.     Please disclose the terms of your debt and other non-current obligations as required by ASC 470.  Also include applicable related party disclosures.

        We will consider qualifying your offering statement at your request.  If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.  We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

        You may contact Joseph Kempf, Staff Accountant, at (202) 551-3352 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters.  Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Technology

cc:     Jeanne Campanelli